UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

For the month of: April 2008
Commission File Number: 0-30816

AURORA METALS (BVI) LIMITED
(Name of Registrant)

Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands, VG1110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________ .

AURORA METALS (BVI) LIMITED

Item 1.02	Termination of a Material Definitive Agreement

Aurora Metals has entered into a settlement agreement with Trend Mining Company regarding the lawsuit filed in the Montana 22nd Division District Court and the Joint Venture Agreement between the Company and Trend on the Company’s Montana properties.

Item 9.01	Financial Statements and Exhibits

(a)	Financial statements:
None

(b)	Pro forma financial statements:
None

(c)	Shell company transactions:
None

(d)	Exhibits:

The exhibits listed in the following Exhibit Index are filed as part of this Current Report on Form 6-K

99.1	Aurora Metals (BVI) Limited news release dated April 15, 2008 and disseminated through the facilities of recognized newswire services.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA METALS (BVI) LIMITED

Date: April 18, 2008	BY:	/s/ A. Cameron Richardson
A. Cameron Richardson
President and Director